Exhibit 99.9

NICE Announces Enlighten Actions, Creating Humanized AI-driven CX Powered by
Generative AI

Enlighten Actions revolutionizes use of data and generative AI to pinpoint brand-specific actions to drive business growth

Hoboken, N.J., March 27, 2023 – NICE (Nasdaq: NICE) today announced Enlighten Actions, which allows organizations to create smart and humanized CX through the integration of Enlighten AI and Generative AI. Enlighten Actions brings together Enlighten, NICE’s highly mature and differentiated purpose-built AI for CX, and the generative models from Open AI.  This groundbreaking innovation combines Enlighten’s highly specialized AI models for CX trained using billions of CX interactions with the broad, generative models used to build ChatGPT. As a result, Enlighten Actions allows organizations to build AI- powered CX processes faster and easier than before by making Enlighten accessible with a human-like interface. Through this state-of-the-art interface, Enlighten Actions generates actionable outputs that are clear, easy to understand, and brand specific. It fundamentally changes and improves how we interact with unstructured data and makes it more accessible and efficient for businesses to operationalize.

Enlighten Actions does all the backend work to gather and present responses in record time with unrivaled clarity and accuracy. Enlighten Actions takes the learnings from Enlighten AI and, with Generative AI, composes human-like responses to any request.  It is integrated across NICE’s portfolio of products, including CXone Expert, NICE’s knowledge management solution, CXone’s Bot Builder, SmartAssist, as well as the new Enlighten AutoSummary.

According to a Gartner report, by 2025 70% of digital workplace service transactions will be supported or completed by automation, up from less than 30% today. Yet, according to a report from Deloitte, 67% of respondents to its survey have yet to incorporate AI into their knowledge management strategy beyond a limited extent. Enlighten Actions can show businesses the optimal areas to deploy automation. It can create the plan for businesses to be able to respond to these new demands of the digital era.

“Enlighten Actions is a next-generation AI innovation,” said Barry Cooper, President, CX Division, NICE. “Enlighten Actions revolutionizes how businesses use data to help drive growth. Combining Enlighten AI and generative AI, NICE has broken down the siloes to create an unparalleled knowledge base to deliver truly transformative actions for businesses.”

“Our research shows that enterprises are seeking solutions that make it quick and easy for them to employ Conversational AI for their specific industries and use cases,” explains Dan Miller, Lead Analyst at Opus Research. "Enlighten Actions fills that need by making it possible for both customers and agents to incorporate unstructured data into natural language queries and responses. The flexibility and adaptability of NICE’s approach make it a game changer.”

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.om, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.